SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Delphi Automotive PLC

(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G27823106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[x]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

16,196,954

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

16,196,954

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,196,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

25,985,476

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

25,985,476

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,985,476

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

25,985,476

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

25,985,476

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,985,476

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of February 13, 2012.

ITEM 1(a).  Name of Issuer:

Delphi Automotive PLC (“Issuer”)

Item 1(b).  Address of Issuer's Principal Executive Offices:

               Courtney Road
               Hoath Way
               Gillingham, Kent ME8 0RU
               United Kingdom

Item 2(a).  Name of Persons Filing:

              The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. and its wholly-owned subsidiaries ("Elliott International"), and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc. ("Hambledon") is the general partner of Elliott International.  International Advisors is the investment manager for Elliott International.  International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Ordinary Shares (as defined below).

Item 2(b).Address of Principal Business Office or, if None, Residence:

              The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 40 West 57th Street, 30th Floor, New York, New York 10019.

              The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

Item 2(c).Citizenship:

             Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

             Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

              International Advisors is a corporation formed under the laws of the State of Delaware.

              Special GP is a limited liability company formed under the laws of the State of Delaware.

              Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

              Singer is a U.S. citizen.

Item 2(d).Title of Class of Securities:

               Ordinary Shares, $.01 par value (“Ordinary Shares”).

Item 2(e).CUSIP Number:

G27823106

Item 3.If This Statement is Filed Pursuant to Rule 13d 1(b),or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

Elliott Associates individually beneficially owns 16,196,954 Ordinary Shares.  Elliott Associates owns its 16,196,954 Ordinary Shares through DIP Holdco 5 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Elliott Associates.

Elliott International and International Advisors together beneficially own the 25,985,476 Ordinary Shares held by Elliott International.  Elliott International owns its 25,985,476 Ordinary Shares through DIP Holdco 5 Ltd., a Cayman Islands company and a wholly-owned subsidiary of Elliott International.

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 42,182,430 Ordinary Shares.

(b)     Percent of class:

Elliott Associates’ ownership of 16,196,954 Ordinary Shares constitutes 4.9% of all of the outstanding Ordinary Shares.

Elliott International and International Advisors' aggregate beneficial ownership of 25,985,476 Ordinary Shares constitutes 7.9% of all of the outstanding Ordinary Shares.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 42,182,430 Ordinary Shares constitutes 12.9% of all the outstanding Ordinary Shares.

(c)      Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Elliott Associates has sole power to vote or direct the vote of 16,196,954 Ordinary Shares.

(ii)          Shared power to vote or to direct the vote

Elliott International and International Advisors together have shared power to vote or direct the vote of 25,985,476 Ordinary Shares.

(iii)        Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 16,196,954 Ordinary Shares.

(iv)         Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 25,985,476 Ordinary Shares.

Item 5.Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Elliott Associates holds its 16,196,954 Ordinary Shares through DIP Holdco 5 LLC, a Delaware limited liability company that is a wholly-owned subsidiary of Elliott Associates.

                Elliott International holds its 25,985,476 Ordinary Shares through DIP Holdco 5 Ltd., a Cayman Islands company that is a wholly-owned subsidiary of Elliott International.

Item 8.Identification and Classification of Members of the Group.

 See Item 2(a) in lieu of an Exhibit for the identity of the Reporting Persons.

Item 9.Notice of Dissolution of Group.

 Not applicable.

Item 10.Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
            Elliot Greenberg
            Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Delphi Automotive PLC dated February 14, 2012, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
            Elliot Greenberg
            Vice President